[redacted]

09059329

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67270

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Madison Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
(No. and Street)

Port Washington	NEW YORK	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz — 212-792-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Suzanne West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Madison Partners, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TONYA M. PARKER
Notary Public, State of New York
No. 01PA6012927
Qualified in Kings County
Commission Expires September 8, 20 10

[signature]
Notary Public

[signature: Suzanne West]
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK MADISON PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2008

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2008 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (A limited liability company) as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Madison Partners, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 26, 2009

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,174,639
Placement fees receivable	3,206,080
Equipment, at cost, net of accumulated depreciation of $5,169	17,316
Prepaid expenses	30,356
Other assets	38,949
	$ 4,467,340

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 251,207
Accrued pension cost	409,335
	660,542
Members' Equity (net of accumulated other comprehensive loss of $64,785)	3,806,798
	$ 4,467,340

See notes to financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue		
Placement fees	$ 1,611,753	
Interest income	166,684	
Total Revenue		$ 1,778,437
Expenses		
Legal and professional fees	179,976	
Placement fee co-broker fees	310,660	
Employee compensation and benefits	317,341	
Pension expense	344,550	
Marketing, travel and entertainment	139,205	
Rent	104,260	
General administrative and other expenses	138,547	
Total Expenses		1,534,539
Net Income before taxes		243,898
Income Taxes		144,774
Net Income		99,124
Other Comprehensive Loss		(64,785)
Comprehensive Income		$ 34,339

See notes to financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

		Members' Equity
Balance, beginning of year	$	6,022,459
Members' Distributions		(2,250,000)
Net Income		99,124
Other Comprehensive (Loss)		(64,785)
Balance, end of year	$	3,806,798

See notes to the financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

OPERATING ACTIVITIES		
Net Income	$	99,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,500
Increase (decrease) in cash flows due to changes in operating assets and liabilities:		
Placement fees receivable		1,467,425
Prepaid expenses		(30,356)
Other assets		(33,349)
Accounts payable and accrued expenses		(771,894)
Accrued pension cost		344,550
Net Cash Provided by Operating Activities		1,080,000
FINANCING ACTIVITIES		
Members' distribution		(2,250,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(1,170,000)
CASH AND CASH EQUIVALENTS		
Beginning of year		2,344,639
End of year	$	1,174,639

See notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract. Revenue for placement services is recognized upon the closing of the associated funds, calculated as a percentage of the of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest typically accrues at the bank's prime rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 90% of fee income was attributable to a single client during the year. Approximately 29% of fees receivable are also attributable to this single client.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company had on deposit at December 31, 2008 with one New York bank approximately $925,000 in excess of federal deposit insurance coverage.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided with in the local tax jurisdiction. The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to certain expenses that are not deductible for unincorporated business taxes, including member compensation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

In accordance with FASB Staff position ("FSP") FIN 48-3, the Company has elected to defer its application until its required effective date of January 1, 2009. Prior to the application of FIN 48, the Company would have provided a liability for income taxes relating to an uncertain tax position if one had been required using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No.5, income taxes would have been provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities and result in a liability to the Company itself. No such Company level liabilities have been provided.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. EQUIPMENT

Equipment as of December 31, 2008 consist of the following:

Office equipment	$ 22,485
Less: accumulated depreciation	(5,169)
	$ 17,316

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital of $450,954 exceeded required net capital of $44,036 by $406,917, and the ratio of aggregate indebtedness to net capital was 1.46 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

5. COMMITMENTS

The Company leases office space in New York City on a month-to-month basis. Rent expense for the year ended December 31, 2008 was $104,260.

6. PLACEMENT FEES RECEIVABLE

Based on the contract terms of various contracts, the estimated collections, the outstanding balances as of December 31, 2008 (excluding interest) is as follows:

2009	$2,651,644
2010	456,797
	$3,108,441

7. RETIREMENT PLANS

During 2007, the Company established a defined benefit pension plan ("DB Plan") (effective January 1, 2007) covering substantially all of its employees. Members accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Expected Company contributions in 2009 are $211,000.

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2008 as measured by the Company's actuaries:

Obligations and Funded Status

Benefit obligation	$ (503,882)
Plan assets at fair value	179,935
Funded status	$ (323,947)
Accumulated benefit obligation	$ (503,882)
Employer contributions	-
Plan participant contributions	-
Benefits paid	-
Actual Return on Plan Assets	(52,061)

Amounts recognized in the statement of financial position consist of:

Liabilities	$ 323,947

7. RETIREMENT PLAN (Continued)

Amounts recognized in accumulated other comprehensive income consist of:

Net loss	$ 64,785

Amounts recognized in other comprehensive income during 2008:

Net loss	$ 64,785

Estimated amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during the next fiscal year:

Net loss	$ 692

The following assumptions were used in accounting for the DB Plan:

Assumptions used to determine benefit obligations at December 31, 2008:	
Discount rate	5.50%
Rate of compensation increase	Not Applicable
Mortality tables: 1983 Individual Annuity Mortality Tables	
Assumptions used to determine net periodic benefit cost for year ended December 31, 2008:	
Discount rate	5.50%
Expected long term rate of return on plan assets	5.50%
Rate of compensation increase	Not Applicable

The DB Plan held 100% of its assets in John Hancock's Moderate Lifestyle fund as of December 31, 2008 (the measurement date). The Portfolio seeks long-term growth of capital. To pursue this goal, the Portfolio, which is a fund of funds, normally invests approximately 40% of its assets in underlying funds that invest primarily in equity securities and approximately 60% in underlying funds that invest primarily in fixed-income securities. The Portfolio offers instant and broad diversification with exposure to a wide range of asset classes and investment styles.

No plan assets are expected to be returned to the Company during 2009.

No benefits are expected to be paid during the next ten (10) years.

7. RETIREMENT PLAN (Continued)

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations. Total profit-sharing expense amounted to $85,388 for the year ended December 31, 2008.

8. RELATED PARTY

Included in other assets at December 31, 2008 is approximately $34,000 due from member. The amount is payable on demand and is non-interest bearing.

9. SUBSEQUENT EVENTS

The Company made distributions to its members of $150,000 in January 2009.

PARK MADISON PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

December 31, 2008

NET CAPITAL		
Members' equity, qualified for net capital	$	3,806,798
Deductions and/or credits		
Non-allowable assets:		
Equipment, net of accumulated depreciation		17,316
Net receivables		3,206,080
Prepaid expense		30,356
Other assets		38,949
Haircuts on securities		
Other securities:		
Money market fund		63,143
NET CAPITAL		450,954
MINIMUM NET CAPITAL REQUIRED		
$5,000 or 6-2/3% of aggregate indebtedness of $44,036 whichever is greater		44,036
EXCESS NET CAPITAL	$	406,918
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	660,542
Ratio of aggregate indebtedness to net capital		1.46:1

Reconciliation with Company's computation (included in Part II of Form X-17A-% as of December 31, 2008).

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	249,024
Effect of audit adjustments, net		201,930
Net capital per above	$	450,954

PARK MADISON PARTNERS, LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2008

To the Members
Park Madison Partners LLC:

In planning and performing our audit of the financial statements of Park Madison Partners LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Park Madison Partners LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

1) The Company uses an outside contract bookkeeper. The bookkeeper is in charge of posting the transactions, billing and reconciling the books. In some cases, the bookkeeper does not have first hand knowledge of the nature of certain non-routine transactions. This results in assumptions being made as to the classification of these transactions. This ultimately leads to misclassifications that were not noted or identified. The general ledger should be reviewed by those who have direct knowledge of the transactions for the appropriate accounting classifications to permit the identification and correction of misclassifications in a timely manner.

2) The Company needs to improve its procedure for identifying, tracking and recording amounts receivable and the associated revenue in connection with its placement fee and consulting contracts. The terms of these contracts and agreements have provided for the collection of fees over two or more years and also for the accrual of interest on the outstanding amounts due the Company. The future amounts receivable and associated revenue in connection with such

agreements should be recorded upon the closings of each transaction. Interest receivable on outstanding balances should be accrued as required.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 26, 2009